Bankole Fagbemi · 3rd

Lean Agile Consultant | Collective-good Founder

New York City Metropolitan Area ·

Contact info

246 connections

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 **Business Brigade**

 **Massachusetts Institute of Technology**

Experience



Agile Implementation Consultant | Principal
Business Brigade
2007 – Present · 14 yrs
Greater New York City Area



Co-Founder | Executive Officer
ridegrade
Apr 2015 – Present · 6 yrs 6 mos
United States

Ridegrade was founded to satisfy the unmet need of used car owners who want fair deals and convenience when buying or selling their cars. Ridegrade provides a transparent marketplace, where private sellers and buyers can …see more



Agile Implementation Consultant
Primus Global
Aug 2018 – Dec 2019 · 1 yr 5 mos
Greater New York City Area

Agile Transformation Consultant

Comprehensive Healthcare Services, LLC

2011 – Aug 2018 · 7 yrs

Dallas/Fort Worth Area



Founder | Executive Officer

Business Brigade Autos

2007 – 2016 · 9 yrs

Newark, NJ

Education



Massachusetts Institute of Technology

Certificate, Leading Change



Rutgers Business School

Master of Business Administration (M.B.A.)



University of Ibadan

Bachelor's Degree, Economics

Licenses & certifications



Certified Procurement Associate - SAP ERP 6.0

SAP



Certified SAFe 4 Program Consultant - SPC

Scaled Agile, Inc.

See credential



Certified SAFe® 5 Program Consultant

Scaled Agile, Inc.

See credential

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